ISSUER FREE WRITING PROSPECTUS
Dated May 22, 2014
Filed Pursuant to Rule 433
Registration No. 333- 169355

AMERICAN REALTY CAPITAL – RETAIL CENTERS OF AMERICA, INC.
FREE WRITING PROSPECTUS

American Realty Capital – Retail Centers of America, Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the SEC on September 14, 2010 and the registration statement became effective on March 17, 2011. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus, dated August 22, 2013, as supplemented, is available on the SEC Web site at

http://www.sec.gov/Archives/edgar/data/1500554/000114420413047527/v353453_424b3.htm and

http://www.sec.gov/Archives/edgar/data/1500554/000114420414027692/v376893_424b3.htm

Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering, will arrange to send you the prospectus and supplements thereto if you request it by calling toll-free 1-877-373-2522.

The article attached as Annex A was originally published online by Globe St.com on May 19, 2014. The article reported on certain statements made by Nicholas S. Schorsch, chief executive officer and chairman of the Board of Directors, William M. Kahane, a director, and Peter M. Budko and Edward M. Weil, Jr., each an executive officer of the Company.

The article was not prepared or reviewed by the Company prior to publication. Globe St.com, the publisher of the article, routinely publishes articles on business news. Globe St.com is not affiliated with the Company, and no payment was made nor was any consideration given to Globe St.com by or on behalf of the Company or in connection with the publishing of the article. Statements in the article that are not attributed directly to Messrs. Schorsch, Kahane, Budko or Weil represent the author’s or others’ opinions and are not endorsed or adopted by the Company.

Annex A

Between Wall Street & Main Street

By John Salustri

May 19, 2014

Nick Schorsch has always had a knack for headlines. It all seems to have started with a highly publicized split from partner Lewis Ranieri some 10 years ago, a split that found him on the outside of the firm he had created—American Financial Realty Trust.

But the headlines followed Schorsch not only in departures but in arrivals as well. With a new partner—William Kahane—he launched American Realty Capital in 2007, and together the partners built a business that would make the industry stand up and take notice. Built on a no-fee, pay-for-performance model, Schorsch and Kahane focused AR Capital on public non-traded real estate securities. Today they stand atop a massive pyramid of varied business stones, built in large part through large-ticket, news-making M&As.

How massive? RCS Capital is a business unit that distributes 16 investment vehicles for the parent firm, boasts an enterprise value of $1.4 billion, and it’s targeting an equity raise of more than $20 billion (see below for a sampling of its funds). Additionally, RCAP’s retail advice platform currently has more than $200 billion of assets under advisement. Then there’s parent entity AR Capital’s linchpin REIT, American Realty Capital Properties. Listed on NASDAQ in September 2011 at $70 million of equity value, today it tips the scales at over $21 billion.

Schorsch credits his team with the firm’s success. In addition to Kahane, whose history includes senior positions at Morgan Stanley and Catellus Development as well as a trustee post at American Financial, there’s president and COO Michael Weil, EVP and chief investment officer Peter M. Budko and founding partner Brian Block. While Schorsch and Kahane are co-founders, each member of the leadership team was on board within 90 days of launch, according to Weil.

“We wanted to build a business based on making the industry better,” Schorsch tells Real Estate Forum. “We wanted to build a business that was a public, transparent vehicle designed for retail investors, largely for people who wouldn’t otherwise ever be able to access real estate investment.”

The timing of the launch, just prior to the downturn, was fortuitous, he adds. Investing a lot of their own personal capital, “we had the opportunity to buy at the bottom.”

But it was never buying for buying’s sake, adds Kahane. “We focused our efforts where scale really matters in terms of creating outcome,” he explains. “You see it in our properties and in our broad-based footprint. But it all comes back to performance. If we take a dollar we return a dollar and a quarter.”

There’s an old-school aspect to the AR Capital investment philosophy in its focus on direct investments. “They’ve also been called alternative investments,” Kahane says, “which implies a red-headed stepchild. But this approach gives investors the opportunity to invest not through derivatives but directly into an asset class, and to do so at the opportune time in the market cycle. And it gives us the opportunity to create value through a large, diverse pool of aggregated financial instruments or assets.”

As diverse as AR Capital’s funds are, all of the specialties share a common bond, says Kahane. “All of these strategies are designed to create durable income, something you as an investor can count on. So we avoid obsolescence or tertiary markets almost across the board.”

What follows is a sampling of 16 funds:

• American Realty Capital Healthcare Trust invests in private, income-producing medical office facilities, such as seniors housing and acute care, in the nation’s 25 major MSAs. Currently its portfolio paces out at more than seven million square feet. Schorsch notes that the long-term prospects for this property type are secure in the wake of Obamacare and the drive toward privatization and out-of-pocket payments. This of course plays out against the backdrop of an ever-aging population. (As Forum sister publication GlobeSt.com recently reported, the REIT is now trading on NASDAQ.)

• New York REIT allows AR Capital to play in its home court, says Kahane, where the company focuses on office with a smattering of retail and specialty in a portfolio size of more than three million square feet. “It’s the best real estate market in the US,” he says, “but it’s still mispriced in terms of global capital. So we can buy at good current yield and at good size and scale and still buy below replacement.” So good in fact that in 2013, the firm dropped almost $2 billion for Manhattan assets. It’s now listed on the New York Stock Exchange.

• ARC-Retail Centers of America focuses on power and lifestyle centers backed by strong credit and growth potential. “It was the last food group in retail to go into the tank and the last one to come out,” says Kahane. But the portfolio is built not with distressed properties but sound assets held by distressed owners. “And after lease-up and repositioning, we expect those assets to see disproportionate growth as they enjoy the benefits of the economic pickup.” AR Capital works this investment segment—targeting $2.5 billion in acquisitions—through Dallas-based Lincoln Property Co. as its operating partner.

• Phillips Edison-ARC Shopping Center REIT is another joint venture, this one focused on grocery-anchored retail centers. The $2.4-billion portfolio is made up of centers between $8 million and $20 million, and while it deviates from the essential AR Capital model, in that its assets are located largely in secondary and tertiary markets, Kahane is quick to note that the assets are all “the dominant players in those locales.”

• ARC Hospitality Trust is the newest venture, focusing on select-service and smaller full-service hotels. “Each of these is built around demand generators such as hospitals, universities and airports,” says Schorsch, who believes that hospitality, among all of the sectors battered by the recent economic unpleasantness, “should experience the greatest benefit in the economic recovery.” Its first acquisition, newly minted, brings six East Coast hotels valued at $106 million into the portfolio.

But that short list doesn’t begin to cover it. There’s also an oil-and-gas fund, a business-development fund and a global sale/leaseback vehicle. Then there’s the net-lease funds, now folded into the Cole Real Estate portfolio in the wake of AR Capital’s January 2014 purchase of that firm.

Chat with the partners of AR Capital and you’ll often hear them talk about bridging the gap between Wall Street and Main Street. Clichés aside, the team uses it as a true point of differentiation in an initiative that Brian Block calls an industry watershed.

“As Bill said, individual investors historically weren’t offered the direct investment opportunities we’re able to offer,” he says. “They didn’t have the opportunity to invest side-by-side with some of the major funds. We bridge that gap by providing them and millions of families around the country that access to alternative investments that have a higher yield.”

“This is a very insular industry,” says Peter Budko. When AR Capital was in its formative days, “it seemed no one wanted to branch out beyond whatever was their sole investment focus. The diversity of product we’ve created gives choice to the investor and allows us to capitalize on a wider variety of opportunities.”

The creation of an investment-banking operation has facilitated that initiative. RCS Capital, in addition to its above-mentioned investment-distribution function, fills this need. Though it went public just last June, Kahane says the expertise has resided in-house since 2009.

“We can take an illiquid asset and create liquidity by accessing the public markets, thus straddling the fence between the listed space and non-traded or direct investments,” he notes. “To do that properly we had to chart a whole new course because Wall Street not only didn’t understand, but they shunned any connection with direct investments.”

Bulletproof products mean nothing without a delivery channel, and over the years, AR Capital has built a widespread broker dealer network, headed by Kahane and Weil. When it all began, “We went to other companies that distributed investments through the independent channel and asked if they would distribute for us for a fee,” recalls Weil. “There were no open-architecture distribution companies in the industry, so they all said no.”

In that refusal came opportunity, and Weil calls it “the greatest thing that ever happened to us. It forced us to build a company that gave us direct access to financial advisors across the country. And when we explained our strategy, that we put our fees after the needs of the investor, it resonated.”

It resonated, in fact, to the tune of $8.4 billion raised last year, giving Realty Capital Securities an approximately 40% market share, “twice as large as the second largest in the industry,” Weil boasts.

Through a series of mergers—the most recent being Cetera at the start of 2014—the team has also built up its advisory platform. Today that platform, focused on financial advice and retirement planning, is populated by about 9,200 financial advisors.

Weil emphasizes a strict separation of church and state when it comes to financial advisory. “As independent advisors, they don’t use proprietary products,” he says, “and they don’t have to allocate to anything they don’t like. So some Cetera advisors use our non-traded REITs. Other advisors use other non-traded REITs. Others will never use a non-traded REIT. And that’s how it will remain.”

Essentially, taking private investors places they’ve never been involves trust. The AR Capital model was designed to instill that trust. “If we don’t build a good investment vehicle, and we don’t have a portfolio that performs for the investor, it should affect our compensation,” says Weil.

“This industry is fee-laden,” says Schorsch, “And you can’t ethically charge such fees without performance.” He uses the Malvern, PA-based investment manager Vanguard Group as a model for conducting business. “Vanguard has a basic fee load of 18 basis points on their index funds, but they manage $6 trillion in assets. They make money, but a lot less on every transaction. And they’ve made the industry better.

“As partners,” he continues, “we supported the business until we were able to get scale. And we personally funded that capital. It wasn’t fun and there was a lot of risk. But we saw it as negative space, as opportunity, and it helps bring confidence to investors. This model raises product quality, transparency and reporting. In so doing, I believe we made the industry better, and that makes the industry bigger.”

That bigger-through-better philosophy had some potential partners scratching their heads. Others got it. Mark Addy, co-president and CEO of Cincinnati-based Phillips Edison, tells Forum that he had competed against non-traded REITs before but had never worked side-by-side with them. He relates that when his firm started scoping out new sources of equity, in mid-2009, one of its founders, Jeff Edison, caught up with Bill Kahane at a conference. The two men, both alums of Morgan Stanley, began to chat, and Kahane suggested a partnership.

“We were looking to partner with groups that were unique in their niche and could raise money for us,” Addy states. “We had interviews with other groups as well as AR Capital, but we saw things they were putting in place that we liked and believed could be very successful long-term.”

Things like lower fees and a degree of transparency that the Phillips Edison executives had always felt was lacking in the non-traded REIT space. “They were really trying to change that.”

They also liked the firm’s approach to capital raising. “A lot of the groups that had done this historically were raising larger and larger amounts, but there wasn’t often an opportunity for liquidity,” he says. “AR Capital’s model called for smaller, sector-specific offerings, which produces a more readily available market.”

The two firms shook hands in 2009, and in a period of three years, AR Capital has raised more than $1.7 billion for the partnership. “They had projected $1.5 billion,” Addy says. The two firms are now working on their second raise. “That speaks for itself.”

The best practices that so impressed Addy resonated with other soon-to-be partners. It was one of the driving forces behind Lincoln Property Co.’s decision to saddle up with AR Capital in 2011.

“Internalization fees were a big lightning rod in this industry,” explains Robert Dozier, EVP of Dallas-based Lincoln. “We were impressed not only with the direction they were taking but with their vision for the industry,” he says. “They were preaching greater transparency for shareholders, waiving internalization fees and asset management fees until the dividend is covered and the shareholders get their money. We agreed with that philosophy and agreed with the direction they were going.”

Still in their first joint capital raise—expected to close this September at roughly $1.5 billion—Lincoln is already planning the next effort. “We wouldn’t load up and do it again if we weren’t pleased with the partnership,” he says.

The concept of “bigger” when it comes to AR Capital has been the source of headlines the past few years as Schorsch & Co. embarked on what seems a wild buying spree of major commercial real estate companies, including Cole (at $11.2 billion), CapLease ($2.2 billion) and Cetera ($1.15 billion. See sidebar). It’s noteworthy that these three deals alone all closed within six months of each other.

“There are a lot of M&As,” Schorsch acknowledges. “But every step we take is carefully planned and very deliberate. It simply makes sense if we can buy a business cost efficiently. It allows us to scale more quickly as opposed to building a business, which could take upwards of five years. If we can buy less than the cost to build, then we buy. And it will continue, but it will continue as it has, with a very principled eye toward position in the market sector.”

There’s evident frustration shared by the partners over that “buying spree” perception. “No one criticizes Blackstone or Carlyle or Colony when they do a number of big deals,” says Kahane. “But because we’re less understood and because we haven’t been around as long, we’re subject to a certain amount of criticism from those looking from the outside in.”

Schorsch adds that there’s an added irony to that comparison. Because, of those investment firms Kahane mentioned, “We’re raising money for some of them.”

So what’s next? More of the same, says Schorsch: “We’ll continue to explore ways to grow our footprint.” Which means the M&As will continue, as will organic growth, through such means as the broker-dealer network and subsequent funds on behalf of such partners as Lincoln and Phillips Edison. And he says they’re always looking for new areas of investment that offer high-growth potential. In all, Schorsch intends to double within two years the overall size and, of course, profitability of AR Capital.

And through it all, the mission is to continue to blur the line between Wall Street and Main Street, to build “something that’s durable, something that brings value to retail investors.”

And as they do, you’ll know about it. Just keep reading the headlines.